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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of December 1998.

                                   AMDOCS LIMITED

                            Tower Hill House Le Bordage GY1 3QT
                 St. Peter Port, Island of Guernsey, Channel Islands



                                     Amdoc, Inc.

                   1610 Des Peres Road, St. Louis, Missouri 63131

                       (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      FORM 20-F     X         FORM 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

                           Yes                  No X

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

                                 AMDOCS LIMITED

                             [AMDOCS LIMITED LOGO]

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                January 27, 1999

To the Shareholders:

     The annual General Meeting of shareholders of Amdocs Limited ("Amdocs" or the "Company") will be held at 10:00 A.M., local time, on Wednesday, January 27, 1999, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, for the following purposes:

     1. To elect eleven (11) directors for a one-year term until the next annual general meeting of shareholders or until their respective successors are elected and qualified or their positions are vacated by resignation or otherwise.

     2. To approve the Company's Consolidated Financial Statements for the fiscal year ended September 30, 1998.

     3. To approve Ernst & Young LLP as the Company's independent auditors for the fiscal year ending September 30, 1999, and until the next annual general meeting, and to authorize the Company's Board of Directors to fix the remuneration of such auditors in accordance with the extent and nature of their services.

     4. To approve an amendment to the Company's 1998 Stock Option and Incentive Plan (the "1998 Plan") to increase the number of ordinary shares of the Company available for grants of options and/or awards under the 1998 Plan.

     5. To transact such other business as may properly come before the General Meeting.

     The Company's Board of Directors has fixed the close of business on December 1, 1998 as the record date for the determination of the shareholders of the Company entitled to notice of, and to vote on the matters proposed at, the General Meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

     ALL HOLDERS OF THE COMPANY'S VOTING ORDINARY SHARES (WHETHER THEY EXPECT TO ATTEND THE GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE GENERAL MEETING AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          /s/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 18, 1998
                            ------------------------

             A proxy card and the Annual Report of the Company for the fiscal year ended September 30, 1998 are enclosed.

                                 AMDOCS LIMITED

                                PROXY STATEMENT
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                JANUARY 27, 1999

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited ("Amdocs" or the "Company"), a corporation organized under the laws of the Island of Guernsey, in connection with the solicitation by the Company's Board of Directors of proxies from holders of outstanding voting ordinary shares, par value L0.01 per share, of the Company ("Ordinary Shares") for use at the Company's annual General Meeting of shareholders to be held at 10:00 A.M., local time, on Wednesday, January 27, 1999, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, or at any adjournments thereof (the "General Meeting"). This Proxy Statement and the accompanying proxy, together with a copy of the Company's Annual Report to shareholders, are first being mailed or delivered to shareholders of the Company on or about December 18, 1998.

     At the General Meeting, shareholders of the Company as of the close of business on December 1, 1998 (the "Record Date") will be asked to vote upon the following: (i) election of eleven (11) directors for a term of one year until the next annual general meeting of shareholders and until their respective successors are elected and qualified (Proposal I); (ii) approval of the Company's Consolidated Financial Statements for the fiscal year ended September 30, 1998 (Proposal II); (iii) approval of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending September 30, 1999, and until the next annual general meeting, and authorization of the Company's Board of Directors to fix the remuneration of such auditors in accordance with the extent and nature of their services (Proposal III); and (iv) approval of an amendment to the Company's 1998 Stock Option and Incentive Plan (the "1998 Plan") to increase the number of Ordinary Shares available for grants of options and/or awards under the 1998 Plan (Proposal IV).

     The enclosed proxy confers discretionary authority with respect to any amendments or modifications of the Company proposals that properly may be brought before the General Meeting. As of the date hereof, the Company is not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, the Company had outstanding 166,565,324 Ordinary Shares and 30,234,700 non-voting ordinary shares, par value L0.01 per share, of the Company ("non-voting Ordinary Shares"). Each Ordinary Share is entitled to one vote on all matters presented at the General Meeting. Only shareholders of record at the close of business on the Record Date are entitled to notice of and to vote at the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Ordinary Shares entitled to vote at the General Meeting constitutes a quorum for purposes of the General Meeting.

     Approval of Proposal I to elect eleven (11) directors, Proposal II to approve the Company's Consolidated Financial Statements, Proposal III to approve Ernst & Young LLP as the Company's independent auditors and to authorize the Company's Board of Directors to fix such auditor's remuneration, and Proposal IV to amend the 1998 Plan to require in each case the affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting.

     The enclosed proxy provides that each shareholder may specify that his or her Ordinary Shares be voted "for," "against" or "abstain" from voting with respect to each of the proposals. If the enclosed proxy is properly executed, duly returned to the Company in time for the General Meeting and not revoked, your Ordinary Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Ordinary Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstinence is indicated, but abstentions will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present. Nominees who are members of the New York Stock Exchange, Inc. ("NYSE") and who, as brokers, hold Ordinary Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Ordinary Shares. Under these rules, brokers that do not receive instructions are entitled to vote on all four proposals to be considered at the General Meeting. Ordinary Shares held by such nominees for their beneficial owners will be counted for purposes of determining whether a quorum is present.

     Any shareholder who executes and returns a proxy may revoke it in writing before it is voted at the General Meeting by: (i) filing with the Secretary of the Company, at the address of the Company's principal United States subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Ordinary Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least forty-eight (48) hours before the scheduled General Meeting or adjournment thereof, as the case may be; or (ii) attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                   IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ORDINARY SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS REPRESENTED BY PROXY OR IS PRESENT.

                                   PROPOSAL I

                             ELECTION OF DIRECTORS

     The entire Board of Directors of the Company is comprised of eleven directors. The eleven persons listed below are the nominees for election as directors at the General Meeting. Each director elected at this General Meeting will serve for a one-year term until the next annual general meeting of shareholders or until his or her respective successor is elected and qualified or his or her position is earlier vacated by resignation or otherwise.

     Ordinary Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the eleven nominees for the Board of Directors named below. If any (or all) of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee (or nominees) as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and, where applicable, the year in which each became a director of the Company.

NAME                 AGE
----                 ---
Bruce K. Anderson    58    Mr. Anderson has been Chief Executive Officer and Chairman of the Board of Directors of the Company since September
                           1997. Since August 1978, he has been a general partner of
                           Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm which specializes in the acquisition of companies in the
                           information services and health care industries. Mr.
                           Anderson served for nine years with Automated Data
                           Processing, Inc. ("ADP") until his resignation as Executive
                           Vice President and a director of ADP, and President of ADP
                           International, effective August 1978. Mr. Anderson serves on the Board of Directors of Medquist, Inc. and several private companies.

Robert A. Minicucci  46    Mr. Minicucci has been Chief Financial Officer and a
                           director of the Company since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr.
                           Minicucci served as Senior Vice President and Chief
                           Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American
                           Express Company. Mr. Minicucci served for twelve years with
                           Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. He is also a director of
                           several private companies.

Avinoam Naor         50    Mr. Naor is a nominee for election as a director at the
                           General Meeting. He currently serves as Chief Executive
                           Officer of Amdocs Management Limited, and has overall
                           coordination responsibility for the operations and
                           activities of the Company's operating subsidiaries. Mr. Naor joined the Company in 1982 and initially served as a Senior
                           Vice President. He has been involved with software
                           development for 27 years, working on projects for the
                           development of infrastructure software for communications
                           systems and developing and marketing directory assistance
                           systems. Mr. Naor was a member of the team that established the computerized system for Golden Pages, the Israel Yellow
                           Pages company.

NAME                 AGE
----                 ---
Adrian Gardner       36    Mr. Gardner has been a director of the Company since April
                           1998. Mr. Gardner is an Executive Director of Lazard
                           Brothers & Co., Limited, based in London and working with
                           technology and telecommunications-related companies. Prior to joining Lazard Brothers in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse. Mr. Gardner is a member of the Institute of Chartered Accountants in
                           England and Wales and a member of The Securities Institute.

James S. Kahan       51    Mr. Kahan has been a director of the Company since April
                           1998. Mr. Kahan has worked at SBC Communications Inc. since
                           1983, and currently serves as its Senior Vice
                           President-Corporate Development, a position he has held
                           since 1992. Prior to that Mr. Kahan held positions at
                           several telecommunications companies, including Western
                           Electric, Bell Laboratories, South Central Bell and AT&T.

Stephen Hermer       37    Mr. Hermer has been a director of the Company since April
                           1998. In 1998, Mr. Hermer joined the law firm Olswang, based in London, where he practices corporate and securities law.
                           Prior to that, he was a partner with the London law firm of
                           Frere Cholmeley Bischoff.

Paz Littman          42    Mr. Littman has been a director of the Company since
                           September 1997. Since October 1996, he has served as
                           President of Aurum Management and Consulting Ltd., a
                           privately-held company, which makes and manages investments for shareholders of the Aurec Group. From 1991 to 1996, Mr.
                           Littman was an active partner with the law firm of Meitar,
                           Littman & Co.

Shmuel Meitar        55    Mr. Meitar has been a director of the Company since 1989.
                           Since 1991, he has been Vice Chairman of Aurec Ltd., a
                           leading provider of communications, media and information
                           services. Prior to 1991, Mr. Meitar served as President of the Aurec Group, which includes Golden Channels, the largest cable television franchise in Israel, and Golden Pages, the
                           Israeli Yellow Pages. Mr. Meitar is also a director of
                           Hollinger International Inc.

Revital Naveh        31    Ms. Naveh has been a director of the Company since April
                           1998. In July 1997, Ms. Naveh joined Aurum Management and
                           Consulting Ltd., a privately held company, which makes and manages investments for shareholders of the Aurec Group.
                           Prior to that, Ms. Naveh was an associate at the New York
                           law firm of Skadden, Arps, Slate, Meagher & Flom LLP.

Lawrence Perlman     60    Mr. Perlman has been a director of the Company since April
                           1998. He has been Chairman of Ceridian Corporation since
                           1992, and its Chief Executive Officer since 1990. Ceridian
                           Corporation is a provider of information services to
                           employers to administer various human resource functions, as well as information services for the transportation and
                           electronic media markets. Mr. Perlman is a director and
                           Chairman of Seagate Technology, Inc., and a director of The
                           Valspar Corporation and Computer Network Technology
                           Corporation. Mr. Perlman has been a director of Ceridian
                           since 1985.

Michael J. Price     40    Mr. Price has been a director of the Company since January
                           1998. He is co-Chief Executive Officer of FirstMark
                           Communications International LLC, a broadband wireless
                           telecommunications company. Prior to that, he worked at
                           Lazard Freres & Co. L.L.C., starting in 1987, serving first as a Vice President and then as Managing Director, where he led their technology and telecommunications group. At Lazard
                           Freres, Mr. Price also served on the firm's Banking, Venture
                           Capital and Principal Oversight Committees.

     Directors of the Company serve for a one-year term until the next annual general meeting of shareholders of the Company and until their respective successors are elected and qualified.

BOARD COMMITTEES

     The Company's Board of Directors has formed three committees set forth below. Members of each committee are appointed by the Board of Directors.

     Executive Committee. The Executive Committee acts from time to time instead of the full Board of Directors and has such responsibilities as may be delegated to it by the Board of Directors. The current members of the Executive Committee are Bruce K. Anderson, Robert A. Minicucci, Boaz Dotan, Adrian Gardner and Paz Littman.

     Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company. The current members of the Audit Committee are Adrian Gardner and Lawrence Perlman.

     Compensation Committee. The Compensation Committee determines the salaries and incentive compensation of the officers of the Company and its subsidiaries and provides recommendations for the salaries and incentive compensation of the other employees and the consultants of the Company. The Compensation Committee also administers the Company's various compensation, stock and benefit plans. The current members of the Compensation Committee are Bruce K. Anderson, Robert
A. Minicucci, Boaz Dotan, Adrian Gardner and Paz Littman.

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the Board of Directors held nine meetings and took numerous other actions by unanimous written consent in lieu of formal meetings. In addition, the Executive Committee held one meeting and the Compensation Committee held four meetings. The Audit Committee, having only recently been formed, held no meetings in fiscal year 1998. The Board of Directors does not have a standing nominating committee.

COMPENSATION OF DIRECTORS

     The Company pays its non-employee directors who are not associated with any of the principal shareholders of the Company (i) $10,000 per annum and (ii) $1,500 per meeting of the Board of Directors and $500 per meeting of a committee of the Board of Directors. The Company reimburses all of its directors for their reasonable travel expenses incurred in connection with attending meetings of the Board of Directors or committees thereof. Under certain circumstances, directors are also eligible to receive stock options. During fiscal year 1998, the Company granted options to two directors to purchase an aggregate of 21,000 Ordinary Shares at a price of $14 per share, with vesting to be completed in three years.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Robert A. Minicucci, Avinoam Naor, Adrian Gardner, James S. Kahan, Stephen Hermer, Paz Littman, Shmuel Meitar, Revital Naveh, Lawrence Perlman and Michael J. Price are, and each hereby is, elected to serve as a director of the Company, until the next annual general meeting or until his or her respective successors are elected and qualified or his or her position is earlier vacated by resignation or otherwise."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership as of December 1, 1998 of (i) any person known to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and (ii) all directors and executive officers of the Company as a group.

                                                             SHARES
                                                          BENEFICIALLY      PERCENTAGE
NAME AND ADDRESS                                            OWNED(1)      OF OWNERSHIP(2)
----------------                                          ------------    ---------------
Welsh, Carson, Anderson & Stowe(3)(5)...................   57,372,796          29.2%
  320 Park Avenue, Suite 2500
  New York, New York 10022
SBC International Inc.(4)...............................   44,734,700          22.7
  175 E. Houston Street
  San Antonio, Texas 78205-2233
Amdocs International Limited(5).........................   46,078,500          23.4
  Suite 5, Tower Hill House
  Le Bordage, St. Peter Port
  Guernsey GY1 3QT
  The Channel Islands
All directors and executive officers as a group (19
  persons)(5)(6)........................................  172,518,824          87.2

---------------
(1) Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all Ordinary Shares and sole investment power with respect to all non-voting Ordinary Shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 166,565,324 Ordinary Shares and 30,234,700 non-voting Ordinary Shares outstanding on December 1, 1998, plus, as to each entity or group listed unless otherwise noted, the number of Ordinary Shares and non-voting Ordinary Shares deemed to be owned by such holder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as of such date, assuming exercise of options held by such holder which are exercisable within 60 days of the date of this Proxy Statement.

(3) Includes 36,761,712 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 10,542,844 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VI, L.P., 7,354,932 Ordinary Shares held by WCAS Capital Partners III, L.P., 226,512 Ordinary Shares held by WCAS Information Partners, L.P. and 2,486,796 Ordinary Shares held by partners and others affiliated with WCAS. Such partners are also partners of the sole general partner of each of the foregoing limited partnerships. The partners of WCAS who are also directors of the Company are Bruce K. Anderson (Chairman of the Board and Chief Executive Officer of the Company) and Robert A. Minicucci (Chief Financial Officer of the Company), and each may be deemed to be beneficial owners of the Company's Ordinary Shares held by WCAS.

(4) SBC International Inc. ("SBCI") is a wholly-owned subsidiary of SBC, a company whose shares are publicly traded on the NYSE. The number of shares shown as beneficially owned by SBCI is comprised of 14,500,000 Ordinary Shares and 30,234,700 non-voting Ordinary Shares. SBCI is the only shareholder of the Company that holds non-voting Ordinary Shares.

(5) In connection with a recapitalization effected as of May 20, 1998 in advance of the Company's initial public offering on June 19, 1998, investment partnerships affiliated with WCAS and certain entities in which certain members of management have a beneficial interest granted irrevocable proxies with respect to a total of 23,521,899 and 7,226,440 Ordinary Shares, respectively, to a company which is the principal shareholder of Amdocs International Limited ("AIL") and which is beneficially owned by Morris S. Kahn. The proxies granted by the WCAS partnerships expire in ten years, or sooner if at any time the WCAS entities collectively own less than 10.0% of the Company's outstanding capital shares. The proxies granted by management expire ratably over the next two to three years. After giving effect to such proxies, AIL and its principal shareholder will together have the right to vote 46.1% of the Company's voting Ordinary Shares and WCAS will have the right to vote 23.4% of such shares.

(6) Affiliates of WCAS, SBCI and AIL serve on the Company's Board of Directors and, accordingly, such designees may be deemed to be the beneficial owners of the Ordinary Shares held by such entities.

CALL OPTION AGREEMENT

     In September 1997, in connection with a Share Subscription Agreement and a Conditional Investment Agreement, investment partnerships affiliated with WCAS and certain other investors, including certain entities in which certain directors and executive officers of the Company's subsidiaries have a beneficial interest (collectively, the "WCAS Investors"), granted to the Company's existing shareholders, SBCI, AIL, certain entities in which directors and executive officers of the Company have a beneficial interest and an irrevocable secular trust (the "Trust") for the benefit of certain employees (such entities and the Trust being referred to collectively as the "Other Investors"), a call option on up to 15,198,040 Ordinary Shares. The call option may be exercised, without the payment of any consideration to the WCAS Investors, if certain revenue and cash flow targets are met in fiscal years 1998 and 1999. The targets in fiscal year 1998 have been satisfied in full. If exercised, the call option would increase the relative ownership of SBCI, AIL and the Other Investors and decrease the relative ownership of the WCAS Investors with no change in the aggregate number of Ordinary Shares outstanding.

     The following table illustrates the Ordinary Share ownership of the entities party to the call option agreement (i) if the conditions under the call option agreement are not satisfied, and (ii) if all of the revenue and cash flow tests under such agreement were to be achieved in full.

                                                      BENEFICIAL OWNERSHIP IF:
                                           ----------------------------------------------
                                               CONDITIONS OF            CONDITIONS OF
                                                CALL OPTION              CALL OPTION
                                                 AGREEMENT                AGREEMENT
                                              ARE ALL NOT MET        ARE ALL MET IN FULL
                                           ---------------------    ---------------------
BENEFICIAL OWNER                             NUMBER      PERCENT      NUMBER      PERCENT
----------------                           ----------    -------    ----------    -------
WCAS Investors...........................  62,580,024     31.8%     47,381,984     24.1%
SBCI.....................................  44,734,700     22.7      50,888,838     25.9
AIL......................................  46,078,500     23.4      52,232,638     26.5
Other Investors..........................  24,063,000     12.2      26,952,764     13.7

                                  PROPOSAL II

                 APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
          OF THE COMPANY FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998

     The Company's Annual Report for the fiscal year ended September 30, 1998 is being mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the fiscal year ended September 30, 1998 are included in such report. At the General Meeting, the Company will review the management's discussion and analysis of results of operations and financial condition as presented in the Company's Annual Report for the fiscal year ended September 30, 1998 and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements for the Company for the fiscal year ended September 30, 1998 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS.

                                  PROPOSAL III

                        APPROVAL OF INDEPENDENT AUDITORS

     Upon recommendation of the Audit Committee, the Company's Board of Directors has selected and recommends to the shareholders that they (i) approve the firm of Ernst & Young LLP to serve as independent auditors of the Company for the fiscal year ending September 30, 1999, and until the next annual general meeting, and (ii) authorize the Company's Board of Directors to fix the remuneration of such auditors. Ernst & Young LLP has audited the Company's books and accounts for the fiscal year ended September 30, 1998 and has served as the Company's independent auditors since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP, as the Company's independent auditors for the fiscal year ending September 30, 1999, and until the Company's next annual general meeting be, and it hereby is, approved, and
(ii) the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent auditors in accordance with the extent and nature of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of Ernst & Young LLP and the authorization of the Board of Directors to fix their remuneration.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL III.

                                  PROPOSAL IV

               AMENDMENT TO 1998 STOCK OPTION AND INCENTIVE PLAN

     The Board of Directors has approved and recommends to the shareholders that they approve a proposal to amend the 1998 Stock Option and Incentive Plan (the "1998 Plan") to increase the number of Ordinary Shares available for grant under the 1998 Plan from 4,100,000 Ordinary Shares to 6,600,000 Ordinary Shares, an increase of 2,500,000 Ordinary Shares. The text of the proposed amendment to the 1998 Plan is set forth below.

     The Company adopted the 1998 Plan in January 1998. The 1998 Plan provides for the grant and/or award by the Company of options or restricted shares to officers, directors, employees or consultants of the Company or any of its subsidiaries. In June 1998, the Company increased the number of Ordinary Shares available under the Option from 2,600,000 to 4,100,000 Ordinary Shares.

     The purpose of the 1998 Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. The 1998 Plan is administered by the Compensation Committee of the Company's Board of Directors and expires ten years after the date of its adoption.

     As of December 1, 1998, options to purchase an aggregate of 3,539,600 Ordinary Shares have been granted and 560,400 Ordinary Shares remain available for future grants.

     The Ordinary Shares acquired upon exercise of an option and the restricted shares that may be granted under the 1998 Plan are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options are granted or shares issued.

     The Board of Directors has determined that the amendment to the 1998 Plan is in the best interest of the Company and its shareholders. The proposed amendment would provide additional Ordinary Shares for grants to employees of the Company and others. The Company's Board of Directors believes that grants of options and/or awards are an effective method to attract and to retain employees and others and that the availability of Ordinary Shares for future grants under the 1998 Plan is important to the Company's business prospects and operations.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Section 5 of the Amdocs Limited 1998 Stock Option and Incentive Plan, as amended as of June 17, 1998 (the "1998 Plan"), is hereby amended by deleting the first paragraph of said Section 5 in its entirety, and replacing it with the following:

        "The maximum number of shares of Ordinary Shares reserved for grant of awards under the Plan shall be 6,600,000. Such shares may, in whole or in part, be authorized but unissued shares. The foregoing numbers of shares may be increased or decreased by the events set forth in Section 10 hereof."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the amendment to the 1998 Plan.

     THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSAL IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE "FOR" THE AMENDMENT TO THE 1998 PLAN.

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

                                 MISCELLANEOUS

ANNUAL REPORT TO SHAREHOLDERS

     The annual report of the Company for the fiscal year ended September 30, 1998, including audited financial statements, accompanies this Proxy Statement.

ANNUAL REPORT ON FORM 20-F

     Beginning on or around January 15, 1999, the Company will be able to provide without charge, at the written request of any beneficial shareholder as of the Record Date, a copy of the Company's Annual Report on Form 20-F, including the financial statements, financial statement schedules and exhibits, as filed with the Securities and Exchange Commission ("SEC"). The Company's Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov. Requests for copies of the Company's Annual Report on Form 20-F should be mailed to the Company's principal United States subsidiary at:

         Amdocs, Inc.
         1610 Des Peres Road
         St. Louis, Missouri 63131
         Fax: (314) 957-8358
         E-mail: info@amdocs.com

         Attention: Mr. Thomas G. O'Brien
                 Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies in the accompanying form will be borne by the Company, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, directors, officers and employees of the Company (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, telegram or personal interview. In addition, the Company has retained American Stock Transfer & Trust Company to assist in the solicitation of proxies. The Company will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of the Company's Ordinary Shares.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 18, 1998

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Amdocs Limited


                                       /s/ Thomas G. O'Brien
                                        ....................................
                                           Thomas G. O'Brien
                                           Treasurer and Secretary
                                           Authorized U. S. Representative


Date: December 18, 1998








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